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                                                               EXHIBIT 11(a)(9)

                                  PRESS RELEASE


Contacts:    PICCADILLY CAFETERIAS, Inc.          MORRISON RESTAURANTS INC.
             J. Fred Johnson                      Craig D. Nelson
             Chief Financial  Officer             Chief Financial Officer
             (504) 293-9440                       (770) 308-3700



        PICCADILLY CAFETERIAS, INC. TO ACQUIRE MORRISON RESTAURANTS INC.
                                ----------------

              ACQUISITION WILL CREATE THE LEADING CAFETERIA COMPANY
                  IN THE SOUTHEASTERN AND MID-ATLANTIC REGIONS


BATON ROUGE, La. and ATLANTA, Ga. (April 23, 1998) - Piccadilly Cafeterias, Inc. (NYSE:PIC) ("Piccadilly") and Morrison Restaurants Inc. (NYSE:MRN) ("Morrison") today jointly announced the signing of a definitive merger agreement under which Piccadilly will acquire all of the outstanding shares of Morrison. Pursuant to the agreement, Piccadilly will pay $5.00 per share for each outstanding share of Morrison common stock. Morrison currently has approximately 9.2 million shares outstanding.

         The transaction will be structured as a cash tender offer followed by a cash merger to acquire any shares not previously tendered. As a result of the transaction, Morrison will become a wholly owned subsidiary of Piccadilly. The transaction has been unanimously approved by the Boards of Directors of each company. Piccadilly expects to commence its cash tender offer on April 30, 1998. The cash tender offer is subject to receipt by Piccadilly of at least 66-2/3% of the shares of Morrison as well as customary regulatory approvals. It is expected to be completed within 90 days.

         "The acquisition of Morrison will establish Piccadilly as the leading cafeteria company in the southeastern and mid-Atlantic regions," said Ronald A. LaBorde, President and Chief Executive Officer of Piccadilly. "In addition to broader market coverage, we believe the combination of our two organizations will create significant opportunities for improved operating efficiencies. We plan to immediately evaluate any underperforming Morrison units and deal with each on a case-by-case basis. The remaining units will almost double the number of units in operation and are expected to be accretive to Piccadilly's earnings at their current level of operations."

         LaBorde added, "We are arranging for a new $100 million credit facility with a consortium of banks to finance this transaction and to replace our existing facilities. The new facility should be in place in the near future."

         Ronnie Tatum, Chief Executive Officer of Morrison, stated, "This merger completes our previously announced evaluation of strategic alternatives. By merging with another cafeteria company with the quality operating standards of Piccadilly, we believe we are delivering the best possible values to our shareholders, employees and customers."

         Morrison currently operates 142 restaurants in 13 southeastern and mid-Atlantic states. For the nine months ended March 28, 1998, Morrison reported sales of $179.7 million and a net loss of $2.9 million, or




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$0.32 per diluted share. For the nine months ended March 31, 1998, Piccadilly reported sales of $234.8 million and net income of $7.5 million, or $0.71 per diluted share. On an annualized basis the combined companies are expected to produce sales in excess of $500 million.

         Piccadilly operates 131 cafeterias in 15 states, four Piccadilly Express in Associated Grocer supermarkets, and seven Ralph & Kacoo's seafood restaurants in three states. All units are Company-owned.


         Forward-looking statements regarding management's present plans or expectations for new unit openings and operating results may differ materially from actual results. These plans and expectations involve risks and uncertainties relative to certain factors including return expectation, allocation of resources, changing economic or competitive conditions, advertising effectiveness, the ability to achieve cost reductions, and the ability to offset inflationary pressures through increases in selling prices, among others, any of which may result in material differences.